[IDT LETTERHEAD]

May 1, 2006

Via EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IDT Corporation

Form 10-K for Fiscal Year Ended July 31, 2005

Filed October, 14, 2005

File No. 1-16371

Ladies and Gentlemen:

On behalf of IDT Corporation, a Delaware corporation, we are submitting in electronic form for filing this letter which reflects our responses to comments received from the Staff of the Securities and Exchange Commission (the “Staff”) in your letter dated April 24, 2006 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the above referenced forms.

Our responses to the Staff’s comments are as follows:

Form 10-K for Fiscal Year Ended July 31, 2005

Note 1- Summary Significant Accounting Policies, page F-7

1. We note your response to comments 3 and 4. Clarify for us why you do not believe that the revenues generated from the sale of videocassettes and DVDs and the costs to create a master videocassette or DVD are within the scope of SOP 00-2. Explain the nature and activities of your distribution business in more detail and tell us how you considered whether the guidance in SOP 00-2 is applicable. In addition, tell us whether you would have different accounting policies for the revenue and costs associated with these activities if you had accounted for them under SOP 00-2 and the effects of these differences, if any, on your financial statements.

Response to Comment 1

Through our home entertainment distribution operations, which are primarily conducted through our Anchor Bay Entertainment and Manga Entertainment subsidiaries, we have a library of over 3,800 owned and licensed titles that distribute for the home entertainment market, principally through mass merchandising to customers in the United States, Canada and the United Kingdom. Additionally, Anchor Bay and Manga supplement the content of the properties that they distribute by designing and producing additional value-added features, such as interactive menus, critical commentaries, interviews with producers, directors and talent, and product packaging design.

As a point of clarification, we acknowledge that revenues generated from the sales of videocassettes and DVDs and the costs to manufacture and/or duplicate videocassettes and DVDs are within the scope of SOP 00-2. We recognize revenues generated from the sales of our videocassettes and DVDs in accordance with paragraphs 07 and 14 of SOP 00-2.

With respect to manufacturing and duplication costs, paragraph 50 of SOP 00-2 states that “an entity should charge manufacturing and/or duplication costs of products for sale, such as videocassettes and digital videodiscs, to expense on a unit-specific basis when the related product revenue is recognized.” We recognize such costs as prescribed in SOP 00-2.

Paragraph 28 of SOP 00-2 states that the costs of producing a film and bringing that film to market consists of film costs, participation costs, exploitation costs and manufacturing costs. We do not believe that the cost to create a master videocassette or DVD meets the definition of film costs, participation costs or exploitation costs included in the SOP. We further understand manufacturing costs as addressed in paragraph 50 to be the cost to produce each individual videocassette or DVD that will be sold to our customers, and, as indicated above, we recognize such costs on a unit-specific basis.

The cost of the master videocassette or DVD includes the cost of converting film prints or tapes into the appropriate format, menu, design, bonus material, subtitling, closed captioning and product packaging design. Although we do not believe that these costs are specifically addressed in the SOP, our accounting for them in a manner similar to record masters, which are addressed in FAS 50, is consistent with the accounting for manufacturing costs described in paragraph 50. That is, we capitalize the cost of creating master videocassettes and DVDs and amortize such costs over a period that reflects the pattern of expected sales. We also evaluate inventories of our masters each quarter for net realizable value and obsolescence exposures, and record appropriate adjustments as necessary. In future filings we will expand our disclosure to clarify that revenues generated from the sale of videocassettes and DVDs and the costs to create a master videocassette or DVD are recognized pursuant to SOP 00-2.

2. We note your disclosure that you recognize the revenues relating to production services for third parties in accordance with SOP 81-1. Describe for us, in more detail, the nature of these services and tell us how you determined that it was appropriate to apply the guidance in SOP 81-1 to these types of contracts.

Response to Comment 2

Our production services unit develops and produces 2D and 3D animated products for third parties for distribution via television, direct-to DVD/video, mobile online, and other digital platforms. Our production services unit also provides third party turn-key animation production services for television series (The Simpsons, King of the Hill, and Veggie Tales). All specifications for such production services are typically provided by the customer for the provision of related services to be performed.

SOP 00-2 Accounting by Producers or Distributors of Films is applicable to all producers or distributors that own or hold rights to distribute or exploit films. In the case of proprietary projects, where we own or hold rights to distribute or exploit films, we follow SOP 00-2.

However, under work-for-hire production services (such as Film Roman’s episodic television productions), where we do not own or hold rights to the content produced or the underlying intellectual property, we follow SOP 81-1 Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Paragraph 11 of SOP 81-1 states that the guidance set forth applies to accounting for performance of contracts for which specifications are provided by the customer for the construction of facilities or the production of goods or for the provision of related services. Footnote 1 of Paragraph 11 states “this statement is not intended to apply to “service transactions”. However, paragraph 13 of the SOP further states examples that would fall under SOP 81-1, such as contracts for services performed by architects, engineers, or architectural or engineering design firms. The operations of our production services unit is not in the nature of service contracts but rather requires the creation of deliverables to the customer’s specifications. These deliverables consist of film output in a format ready for broadcast. Therefore, our third party operations are more akin to architectural or engineering firms, which deliver a product. Accordingly, we concluded that our work-for-hire production services unit falls under the scope of SOP 81-1.

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If you have any questions concerning the above responses, please do not hesitate to contact me at (973) 438-4425 or Marcelo Fischer, our Chief Accounting Officer and Controller, at (973) 438-3660.

Sincerely,
/s/ Stephen R. Brown
Stephen R. Brown
Chief Financial Officer
IDT Corporation

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